NEW YORK OFFICE 300 PARK AVENUE
THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLLY JONATHAN M. GRISCHUK*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 (609) 452-6000 Fax: (609) 452-0090	17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC Y ADMITTED IN NY, DC AND CT ONLY

July 21, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:	Letty G. Lynn, Reviewer
Daniel H. Morris, Attorney-Advisor
Patrick Kuhn
Joseph A. Foti

	Re:	U.S. Helicopter Corporation
Amendment No. 1 to Registration Statement on Form SB-2, filed on June 27, 2005
File No. 333-124262

Ladies and Gentlemen:

     On behalf of U.S. Helicopter Corporation (“U.S. Helicopter” or the “Company”), we have filed on today’s date via Edgar Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Amendment”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in your letter dated July 12, 2005 on a point-by-point basis. The numbered comments and responses below correspond with the numbered paragraphs in the Commission’s July 12, 2005 comment letter.

Comment #1:

General

     We note your response to our prior comment 6. Please be advised that the comment was not withdrawn by Mr. Morris. In your next response letter, we request that you confirm your understanding that while we do not necessarily agree with the integration analysis you provided in your supplemental letter to us on June 10, 2005, we do not intend to issue further comment at this time.

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #1:

     This shall confirm our understanding that while the Commission does not necessarily agree with the integration analysis provided by us in our supplemental letter to the Commission dated June 9, 2005, the Commission has indicated that it does not intend to issue further comment at this time.

Comment #2:

Cover page

     On your cover page, please identify Cornell Capital as an underwriter.

Response to Comment #2:

     Please be advised that we have not identified Cornell Capital as an underwriter in connection with this registration statement. In light of the removal of the SEDA component of the registration, we respectfully submit that identification of Cornell Capital as an underwriter is unnecessary. The only shares being registered on behalf of Cornell Capital pursuant to this registration are the shares underlying the Convertible Debenture and the shares issued as a commitment fee pursuant to the SEDA, for which Cornell Capital is not an underwriter.

Comment #3:

The Offering, page 3

     Because the offering does not include shares to be issued pursuant to the SEDA, delete the second and third sentences of the paragraph following the bullet-points.

Response to Comment #3:

     This paragraph at page 3 has been revised accordingly.

Comment #4:

We need to obtain... financial and performance guarantees, page 7

     We note that although you have not yet obtained financing, you hope to begin operations in September 2005. Please state how much time you will need after obtaining financing to develop the necessary infrastructure to begin flight operations.

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #4:

     The last risk factor on page 7 has been revised accordingly. U.S. Helicopter will need approximately 45 days, after it obtains equipment financing, to begin operations.

Comment #5:

     We note your response to our prior comments 20 and 22. Please tell us supplementally how long you expect the FAA will take to grant certification once you acquire your aircraft. Is a lengthy delay likely?

Response to Comment #5:

     The Company has been verbally advised by the FAA to expect approval 15 to 20 days after delivery of the Company’s first aircraft. The FAA has completed review of the Company’s manuals and is awaiting arrival of the Company’s first aircraft to perform a conformity inspection. A lengthy delay is not anticipated.

Comment #6:

The market we anticipate...unreceptive to our services, page 11

     We note your response to our prior comment 25. Please revise your registration statement to include this supplemental disclosure.

Response to Comment #6:

     This risk factor has been revised accordingly at page 12.

Comment #7:

Our maintenance costs will increase as our fleet ages, page 14

     We note your response to our prior comment 26. Your current disclosure is unsupported. Please disclose the basis for your statements regarding maintenance trends in the helicopter industry.

Response to Comment #7:

     This risk factor has been revised accordingly at page 14. As equipment ages, the cost to maintain it naturally increases. For example, it costs more to maintain an aircraft that is 15 to 20 years old than one that is five years old. In addition, the costs of maintenance increase each year due to increases in parts prices from manufacturers and increases in labor rates for mechanics. Ongoing manufacturer and FAA directives also increase maintenance costs. The Company is negotiating multi-year maintenance contracts with

United States Securities and Exchange Commission
July 21, 2005

multiple suppliers (such as parts, engine, maintenance and manufacturers) which anticipate cost increases of approximately four percent per year.

Comment #8:

Our failure to successfully take delivery...could harm our business, page 14

     In subsequent amendments, please update the status of the anticipated deliveries disclosed in response to our prior comment 28.

Response to Comment #8:

     We have updated the status of anticipated deliveries of the Company’s helicopters at page 14 and 40. We will continue to update the Company’s anticipated delivery schedule as necessary in any future amendments.

Comment #9:

Our common stock may be deemed...due to suitability requirements, page 20

     As stated in the paragraph the common stock is “penny stock”, therefore please revise the heading to this risk factor.

Response to Comment #9:

     The heading of this risk factor has been revised accordingly at page 20.

Comment #10:

Risks Related to Cornell Capital Financing, page 20

     Your discussion in this section is disproportionately focused on the SEDA, and not the convertible debentures. Please revise this section to better address risks related to the convertible debentures.

Response to Comment #10:

     This section has been revised accordingly. An additional risk factor concerning the Convertible Debenture is included at page 20.

Comment #11:

     In that regard, please revise this section to clarify that the shares underlying the SEDA are not currently registrable.

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #11:

     We have revised the relevant risk factors in this section accordingly to indicate that the shares underlying the SEDA are not being registered at this time.

Comment #12:

Risks Related to This Offering, page 21

     We note your response to our prior comment 17. Your disclosure should also address the fact that you do not have experience as a reporting company and may encounter difficulty meeting the various obligations imposed on you by the public reporting system.

Response to Comment #12:

     This risk factor has been revised accordingly at page 21.

Comment #13:

Convertible Debentures, page 27

     Expand the second paragraph to indicate if Cornell Capital has consented to Company’s issuance of equity securities with the acquisition of its first helicopter. Refer to the last risk factor on page 7.

Response to Comment #13:

     This section has been revised accordingly at page 27. A consent from Cornell Capital has not been necessary to date. As of the date of the prospectus, the Company has not requested consent from Cornell Capital to issue its equity securities in connection with the acquisition of helicopters, as no potential suppliers have requested the Company’s equity securities as part of a potential transaction. Pursuant to the Convertible Debenture, Cornell Capital’s consent is needed before the Company may sell or issue its equity securities without consideration or for a consideration less than fair market value. The Company will request Cornell Capital’s consent if and when a potential helicopter supplier requires an equity position in U.S. Helicopter to complete a transaction under terms that would necessitate a Cornell Capital consent. In addition, we have included an additional risk factor at page 20 which addresses the risk associated with the Company’s inability to obtain such consent, if so requested.

Comment #14:

Dilution, page 29

     Please change the description in the first line of your dilution chart on page 30 from “Assumed public offering price per share” to “Conversion price of debenture.”

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #14:

     The first line of the dilution chart on page 30 has been revised accordingly.

Comment #15:

     Please include a separate chart that sets forth the dilution that will be experienced by investors purchasing shares at $.75.

Response to Comment #15:

     The Dilution section has been revised accordingly and we have included a separate chart which sets forth the dilution that will be experienced by investors purchasing shares at an assumed price of $0.75 per share.

Comment #16:

Amended and Restated Standby Equity Distribution Agreement Explained, page 33

     Please limit your discussion of the SEDA. You have paid disproportionate attention to these shares which are not registered in this registration statement. Please revise accordingly.

Response to Comment #16:

     We have removed certain discussions of the SEDA from the section beginning on page 31 but have left two paragraphs which discuss the material terms of the agreement. The discussion of the SEDA is now in proportion with the discussion of the material terms of the Convertible Debenture immediately preceding this section.

Comment #17:

     We note your disclosure in the last paragraph of this section. As indicated in our prior comment 3, the shares held by Newbridge Securities are not registrable at this time. Please revise you registration statement accordingly.

Response to Comment #17:

     We have revised the last paragraph on page 33 immediately preceding the “Plan of Distribution” section as requested to remove any reference to the shares to be issued to Newbridge Securities Corporation.

United States Securities and Exchange Commission
July 21, 2005

Comment #18:

     We note your disclosure in the last paragraph of this section. Please disclose the fees that you expect to incur in connection with this registration statement. In your current disclosure it is unclear whether you are referring to the costs associated with this registration or the anticipated costs of registering the SEDA shares in the future.

Response to Comment #18:

     We have made a minor adjustment in the overall fee amount that the Company expects to incur in connection with the registration as stated on page 33. This amount is further detailed in Item 25 in Part II. The fees to be incurred while the inclusion of the SEDA shares was contemplated were not materially different from what is currently contemplated. The Company will incur additional fees in connection with the SEDA shares in connection with a subsequent registration statement.

Comment #19:

Plan of Distribution, page 33-36

     The securities related to the SEDA are not part of this offering. Accordingly remove all references to those securities under the plan of distribution discussion, with the exception of the 2,472,527 shares of common stock issued as a one time commitment fee.

Response to Comment #19:

     We have removed all references to the SEDA shares in the Plan of Distribution section, as well as the entire registration statement, with the exception of the 2,472,527 shares issued to Cornell Capital as a commitment fee pursuant to the SEDA.

Comment #20:

Results of Operations, page 39

     Since the inception to March 31, 2005 cumulative professional fees total $254,542. Given the developmental stage status of the company, the nature of these fees is not clear.

Response to Comment #20:

     We have revised this paragraph at page 40 to provide further detail on the nature of the professional fees incurred by the Company. The fees are comprised of legal fees for general legal matters, negotiation/closing of the Convertible Debenture, accounting and audit fees, other consulting fees, transfer agent fees and registered agent fees.

United States Securities and Exchange Commission
July 21, 2005

Comment #21:

Liquidity and Financial Condition, page 40

     Refer to prior comment 49. In response, you indicate that deposits made to the manufacturer(s) will be classified as deposits on the balance sheet but in your disclosure on page 40 you indicate that they will be classified as restricted cash. Please reconcile your response to prior comment 49 and your disclosure on page 40. If you plan to classify the deposits as restricted cash, please tell us why you believe that is appropriate.

Response to Comment #21:

     This paragraph at page 40 has been revised to reflect that deposits made to manufacturer(s) will be recorded as Deposits, not Restricted Cash.

Comment #22:

Elapsed Travel Time Comparison Sheet, page 48

     In the footnotes to the charts that appear on pages 48 and 54, please provide the substance of your supplemental response to our prior comment 54. In addition, please include similar disclosure with regard to the travel estimates on page 47.

Response to Comment #22:

     We have added footnotes to the tables on pages 48 and 54 to include the substance of our supplemental response to the Commission’s prior comment 54. We have also added similar language to the text on page 47 as requested.

Comment #23:

Market Research, page 50

     We note your response to our prior comment 56. We encourage you to expand your disclosure here. As the core of your operations to date, we believe that your market research findings deserve a more lengthy discussion.

Response to Comment #23:

     We have revised this section to provide additional disclosure concerning the Company’s market research at page 50. Additional detail concerning the Company’s research with the Port Authority has been provided, as well as the objectives of marketing efforts with American Airlines.

United States Securities and Exchange Commission
July 21, 2005

Comment #24:

Down time from inclement weather, page 51

     We note your response to our prior comment 58. Please attribute the 98.5% reliability figure to a particular source.

Response to Comment #24:

     We have revised this paragraph at page 51 accordingly. The American Institute of Aeronautics and Astronautics Paper No. 73-25, Review of New York Airways Helicopter Operations, documents an overall operational reliability factor of 99.46%. It is management’s position that U.S. Helicopter will operate aircraft with a much better reliability factor and conservatively projects a reliability factor of 98.5%.

Comment #25:

Alliances and Partnering Agreements, page 53

     We note your response to our prior comment 59. It seems that if you are unable to finalize an alliance with American Airlines, the greatest danger you face is that you may be unable to find a neutral site from which to conduct operations. Please disclose this risk, or tell us why you do not believe this risk is material.

Response to Comment #25:

     We respectfully submit that this risk is immaterial to the Company’s ability to implement its business plan. If the Company is unable to finalize an agreement with American Airlines (or another airline), it has the ability pursuant to Federal law as a registered air carrier under the Aircraft Operator Standard Security Program to land its aircraft at certain locations including the “General Aviation” location at each of Newark, Kennedy and LaGuardia airports. These areas are all located on airport property and are secure facilities.

     The Company has no reason to believe that an agreement with American Airlines will not be finalized. Negotiations between the Company and American Airlines have reached the point where a landing location has been finalized.

Comment #26:

     Further, we note that, even if you are able to find a neutral site, there would seem to be a distinct possibility that the location of such site would add far more than fifteen minutes to your passengers’ travel time. Please tell us how you reached this 10 to 15 minute estimate.

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #26:

     The increase in passenger time noted in our response to Comment #59 from the Commission’s May 24, 2005 letter is a function of the time it would take to transfer a passenger, on the secure side of the airport, between the location where the Company’s aircraft lands and the terminal at which the passenger will be departing from/arriving at. Since the Company anticipates landing at one location per airport, any passenger not traveling on that airline will require a ramp (secure) side transfer. There is no change in any of the other operational items and therefore no increase in those times.

Comment #27:

     Consider filing as an exhibit to the registration statement, the letter of intent with American Airlines.

Response to Comment #27:

     The Company respectfully believes that filing of the U.S. Helicopter/American Airlines letter of intent as an exhibit is not necessary. The Company believes that it is relevant disclosure for investors to know that U.S. Helicopter and American Airlines have reached the letter of intent point in the progress of their negotiations. The letter of intent document itself, however, (like most letters of intent) does not contain sufficient detail that its inclusion as an exhibit would be informative disclosure.

Comment #28:

     Please tell us if there will be any accounting recognition for the airline partnering agreements that you plan to enter into.

Response to Comment #28:

     No accounting treatment is planned for the Company’s airline partnering agreements. There will be no investment by either airline. There will be no other type of equity instrument issued, and there will be payments on a regular basis for costs and expenses to provide services contemplated therein.

Comment #29:

Change in Control, page 67

     Please revise this section, and throughout the registration statement, to clarify that this offering does not include the registration of shares under the SEDA. We believe that the significant reduction in the shares sought to be registered is unclear in certain portions of the registration statement. Please make sure that these changes flow through the language of the document.

United States Securities and Exchange Commission
July 21, 2005

Response to Comment #29:

     We have revised this section at page 67, and the registration statement in general, to ensure that all references concerning the registration of the SEDA shares have been removed.

Comment #30:

Private Placement, page F-10

     Refer to prior comment 75. Please tell us in greater detail how your accounting of the beneficial conversion feature of the Convertible Series A Preferred Stock complies with EITF 98-5.

Response to Comment #30:

     Financial Accounting Standards Board Emerging Issues Task Force Issue 98-5 (EITF 98-5) addresses the accounting for convertible securities with a nondetachable conversion feature that is in-the-money at the commitment date (i.e. the date on which investors are committed to purchase the securities). Such a feature is termed a “beneficial conversion feature” because the securities may be converted into common stock at the lower of a fixed rate at the commitment date or a fixed discount to the market price of the underlying common stock at the conversion date. EITF 98-5 further states that embedded beneficial conversion features should be recognized and measured by allocating a portion of the proceeds to additional paid-in capital equal to the intrinsic value of the features, and that such amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible. For convertible preferred stock, the recorded discount is analogous to a dividend and should be recognized as a return to preferred stockholders over the period from the date of issuance to the earliest conversion date using the effective yield method. EITF 98-5 also notes that for securities that are convertible at issuance but contain conversion terms that change upon the occurrence of a future event, the beneficial conversion feature should be measured at the commitment date but not recognized until the contingency is resolved.

     The beneficial conversion feature embedded in the Convertible Series A Preferred Stock cannot be effectively measured until the fair value of the common stock is known. The Series A was convertible at issuance and the common stock had some fair value at that time (albeit as a private company). However, since the common stock is to be publicly traded after the effectiveness of the Registration Statement, a more meaningful measurement of the value of the beneficial conversion feature can be made at that time. The situation is analogous to that described in Case 2 of EITF 98-5 in which “... the conversion feature will be beneficial if an IPO is completed”. The Series A Preferred Stock is convertible into common stock at a price equal to 80% of a calculated price.

United States Securities and Exchange Commission
July 21, 2005

That price is dependent on whether the common stock trades on the OTC-BB, in the Pink Sheets, or not at all. In accordance with EITF 98-5 the beneficial conversion feature will be recognized when this contingency is resolved. The cost of the beneficial conversion feature, measured once the trading price of the common stock is known, will be accounted for in a manner analogous to a dividend using the method outlined in EITF 98-5. That is, it will be allocated to paid-in capital and retained earnings (accumulated deficit) over a period from the date of issuance to the earliest conversion date using the effective yield method. As the Series A Preferred Stock is convertible at any time after issuance, the beneficial conversion feature will be recognized upon the effectiveness of the Registration Statement.

Comment #31:

Exhibit 5.1

     Please revise the first paragraph of your opinion to note that the registration statement covers the “sale” of shares by selling shareholders, not the “resale” of such shares.

Response to Comment #31:

     We have revised our opinion letter accordingly to state that the registration statement covers the sale of shares by the selling shareholders. We have re-filed our opinion letter as Exhibit 5.1 to the registration statement.

     If you have any questions or require any supplemental information after reviewing our responses and the Amendment No. 2 to Form SB-2 as filed by the Company as of today’s date, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,
/s/ Thomas P. Gallagher
Thomas P. Gallagher

cc: John G. Murphy, President and Chief Executive Officer
     George J. Mehm, Jr., Senior Vice President, Chief Financial Officer and Treasurer